Yucheng Technologies Named Among Top 100 Global Financial Technology Providers
for the Third Consecutive Year

BEIJING, Nov. 3, 2010 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (Nasdaq: YTEC), a leading provider of IT solutions to China's banking industry, today announced that it is ranked on the FinTech 100 for the third consecutive year.

The FinTech 100 ranks the top 100 global application/service providers, which derive more than one third of revenues from the financial services industry and have multiple technologies. Key applications for consideration in the banking sector include, core processing, branch, teller, loan management, credit card, mortgage origination, CRM, online banking, collections, cash management, trade finance, treasury services and funds transfer.

As a total solution provider, Yucheng strives to meet any banking needs from front office solutions to back office solutions. Yucheng currently has the most comprehensive portfolio of IT solutions targeted to banks in China.

“Yucheng’s focus on the banking sector in China in the last 11 years makes it a strong leader to provide customized solutions that meet banks’ rapidly developing requirements,” stated Mr. Weidong Hong, CEO of Yucheng Technologies. "This win acknowledges the importance of the Chinese banking market and Yucheng’s contribution to developing superior solutions for banks."

For more information about the rankings, visit http://www.idc-fi.com/FI/services/fintech100.jsp

To view the FinTech Special report, visit http://www.americanbanker.com/specialreports/175_19/2010-fintech-100-ranking-1027355-1.html

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and approximately 2,500 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward- looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; change in products and clients and the expansion into small to medium-sized bank market; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; changing tax rate; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For Further Information
Steve Dai
+86 10 5913 7889
+86 10 5913 7700
investors@yuchengtech.com